Filed by Wesco Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Wesco Financial Corporation

Commission File No.: 001-04720

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of Wesco Financial Corporation (“Wesco”) or Berkshire Hathaway Inc. (“Berkshire Hathaway”) (including, without limitation, their expectations with respect to the timing of the closing of the merger) are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

In addition, the acquisition is subject to the satisfaction of certain conditions and the absence of events that could give rise to the termination of the merger agreement for the acquisition.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements may appear in Wesco’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of Wesco that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Wesco, Berkshire Hathaway and the proposed transaction. The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and Wesco’s website at www.wescofinancial.com.

Wesco, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of Wesco may be found in its 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010 and in its definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on March 26, 2010. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010 and in its definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on March 11, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when they are filed with the SEC.

On February 8, 2011, the Pasadena Star-News published the following article regarding the proposed acquisition by Berkshire Hathaway of Wesco:

Berkshire has deal in place to buy Wesco

By Erick Galindo, Staff Writer

PASADENA - Warren Buffett’s Berkshire Hathaway announced Monday that it will assume full ownership of Pasadena-based Wesco Financial Corp.

Wesco spokesman Jeffrey Jacobson said the move will solidify the two companies’ long-standing relationship and simplify some of the bookkeeping.

“This will take Wesco from being a publicly owned company to a wholly owned subsidiary,” Jacobson explained. “From a financial accounting standpoint, it will simplify the year-to year reporting.”

Omaha-based Berkshire has owned 80.1 percent of Wesco since 1983 and will acquire the remaining shares of Wesco’s common stock for about $547.6 million.

The deal is expected to be completed before the end of the second quarter. It still requires approval from the holders of the outstanding 1.4 million shares of Wesco, who will have the option of taking cash or shares of Berkshire Class B common stock.

Wesco, which operates out of a nine-story office building on Colorado Boulevard, is a conglomerate that owns insurance businesses and an eclectic mix of operating companies that employ more than 250 people.

The merger was expected since at least September, after a proposal from Berkshire made to the Wesco board of directors.

In a statement, the company said it formed a special committee of independent directors, which determined the deal to be “fair to and in the best interests of Wesco and its shareholders.”

The deal values Wesco’s shares at $386.55 each, but the estimated value of Wesco’s stock will be adjusted based on its value when the deal closes. Updates will be posted online at www.wescofinancial.com.

Wesco stock closed up $6.83 Monday to $387.50. Berkshire’s Class B shares gained 93 cents to $84.10.

Wesco Chairman and CEO Charlie Munger, who is also Berkshire’s vice chairman, declined to comment on the deal. Munger is Buffett’s longtime friend and business partner.

Wesco expects that if the merger is consummated before June, there will be no annual meeting of Wesco’s shareholders. The meetings have been highly popular among shareholders.

Munger said he will hold an “Afternoon with Charlie” event in Pasadena within a few weeks after the merger to give Berkshire and former Wesco shareholders a chance to ask him questions about business, economics and life, but not about Wesco.

The Associated Press contributed to this report.